U.S. Securities and Exchange Commission

December 1, 2017

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 1, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	Newmark Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 21, 2017
File No. 333-221078

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are publicly filing herewith an Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated November 28, 2017, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No 1”).

Five courtesy copies of Amendment No. 2 marked to show changes to Amendment No. 1 are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of Amendment No. 2.

Pre-Tax Adjusted Earnings and Post-Tax Adjusted Earnings, page vi

Dividend Policy, page 64

1.	Please tell us how you considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in electing to change the timing of gain/loss recognition for items related to the Nasdaq payment in your non-GAAP measures.

Response: The Nasdaq payments largely replaced the recurring and non-seasonal quarterly earnings that BGC Partners generated from the business that it sold to Nasdaq. These amounts are recorded in “Other income (losses), net” on the Company’s combined statements of operations. The Company currently intends to pay quarterly dividends to common stockholders and distributions to unit holders based partly on the income related to the Nasdaq payments. The Company believes that this approach regarding “Other income” is consistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which focuses specifically on an individually tailored “revenue” measure. The treatment of these payments as “Other income” is consistent with the manner in which BGC Partners presented this item under its non-GAAP measures. In response to the Staff’s comment, the Company has revised page 67 of Amendment No. 2.

U.S. Securities and Exchange Commission

December 1, 2017

Prospectus Summary, page 1

2.	Please revise page 7 to define or cross reference the page where you define “revenue per producer.” Please explain how you calculate the metric and revise page 84 to address the extent to which you believe the metric is the same as what your competitors use.

Response: In response to the Staff’s comment, the Company has revised pages iv, 7, 86 and 124 of Amendment No. 2.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 22

Selected Combined Financial Data, page 71

3.	Please present pro forma earnings per share information. Refer to Instruction 2 to Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 74 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Data, page 73

4.	Berkeley Point’s financial results are now included in Newmark Knight Frank’s historical financial statements for all periods presented. Please tell us your basis for continuing to present 2015 pro forma financial information or remove it from the filing. Refer to Rule 11-02(c)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised pages 23 and 75-82 of Amendment No. 2 to remove 2015 pro forma financial information.

5.	Please discuss the impact of the tax receivable agreement in the pro forma financial information. Also, disclose whether you have included pro forma adjustments to your balance sheet and/or statements of operations and, if not, disclose why not.

Response: The Company respectfully advises the Staff that the rights provided for in the tax receivables agreement do not have an impact on the pro forma financial information presented in the Registration Statement because, for the periods presented, there have been no exchanges of BGC Holdings units for shares of BGC Partners common stock that would result in payment owed under the tax receivables agreement.

The tax receivable agreement provides that Newmark will provide to Cantor 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Newmark actually realizes as a result of any increase in Newmark’s share of the tax basis of the tangible and intangible assets of Newmark OpCo as a result of the exchange of interests in Newmark Holdings for shares of Newmark common stock or, during the period prior to the distribution, for shares of BGC Partners common stock. A similar tax receivables agreement exists between BGC Partners, Inc. and Cantor with respect to any increase in BGC Partners, Inc.’s share of the tax basis of the tangible and intangible assets of BGC U.S. and BGC Global as a result of the exchange of interests in BGC Holdings for shares of BGC Partners common stock.

In the vast majority of cases, the BGC Holdings units that become exchangeable for shares of BGC Partners common stock are BGC Holdings units that have been granted as compensation, and, therefore, any exchange of such units will not result in an increase in BGC Partners, Inc.’s share of the tax basis of the tangible and intangible assets of BGC U.S. or BGC Global. In other cases, the exchanges of BGC Holdings units for shares of BGC Partners common stock have been effected on a tax-free basis, and accordingly such exchanges also did not result in an increase in the BGC Partners, Inc.’s share of the tax basis of the tangible and intangible assets of BGC U.S. or BGC Global.

It is possible that, in the future, Cantor could effect an exchange of some or all of its Newmark Holdings units for shares of Newmark common stock (or, during the period prior to the distribution, shares of BGC Partners common stock) that would result in an increase in Newmark’s share of the tax basis of the tangible and intangible assets of Newmark OpCo (in which case, an amount representing 85% of the cash savings, if any, actually realized by Newmark as a result of such basis increase could be owed by Newmark to Cantor under the tax receivables agreement), but no amount for this possible future event should be reflected in the pro forma financial information of Newmark for the periods presented in the Registration Statement. The Company has revised page 76 of Amendment No. 2 to disclose this information.

U.S. Securities and Exchange Commission

December 1, 2017

Description of Certain Indebtedness, page 201

6.	Your disclosure indicates that, in connection with the separation and prior to the closing of this offering, you will assume from BGC Partners and/or BGC U.S. the obligations under the Term Loan, Converted Term Loan, 2042 Promissory Note, and 2019 Promissory Note. Please tell us your basis for excluding these note liabilities from Newmark Knight Frank’s combined financial statements included in the filing.

Response: The Company respectfully advises the Staff that the Term Loan, the Converted Term Loan, the 2042 Promissory Note and the 2019 Promissory Note will only be assumed contingent upon the separation. The Term Loan and the Converted Term Loan were legal obligations of BGC Partners until November 22, 2017, when BGC Partners and the Company renegotiated certain terms of the original credit agreements with the banks and the parties entered into amendments to these credit agreements to reflect these renegotiated terms. These amendments provide, among other terms, for the transfer, contingent upon the separation, of BGC Partners’ obligations under the credit agreements to the Company.

In determining whether to reflect the assumed Term Loan, Converted Term Loan, 2042 Promissory Note and 2019 Promissory Note in the historical combined financial statements, the Company considered its facts and circumstances under the applicable authoritative literature as follows. Since the issuance of ASU 2014-17, the FASB modified the codification to prohibit pushing down debt to the subsidiary unless the debt is a legal obligation of the subsidiary. As NKF was not the obligor with respect to any of this debt, the Company did not believe the “push-down” of the debt to separate subsidiary financial statements was appropriate under US GAAP absent a legal obligation to do so. The Company also considered the need to allocate debt in the combined historical financial statements as intercompany debt considering the guidance in Staff Accounting Bulletin Topic 1.B.1 as it relates to the allocation of interest expense. That guidance only requires the allocation of interest if such debt specifically relates to the operations of the subsidiary and will be carried on the books of the subsidiary after the transaction. While this debt will be assumed by the Company in the separation, it did not historically specifically finance the operations of NKF. The funds from this debt have been used with other capital to fund all the operations of BGC Partners and will be assumed by the Company solely to establish the appropriate capital for Newmark as part of the separation and distribution agreement and in pricing the offering. The Company considered the relevant accounting guidance that acknowledges the inherent difficulty in distinguishing the elements of NKF’s capital structure and that the Staff has not insisted that historical financial statements include an allocation of parent debt unless the debt specifically relates to the operations of the subsidiary. This debt is not replacing historical operational funding, as operational funding between BGC Partners and NKF has historically occurred through the intercompany accounts presented on NKF’s historical combined balance sheet and statement of operations.

As a result of the facts and analysis discussed above, the Company has excluded the Term Loan, the Converted Term Loan, the 2042 Promissory Note and the 2019 Promissory Note from NKF’s historical combined financial statements and have included them as pro-forma adjustments.

Newmark Knight Frank’s Combined Interim Financial Statements

Note (1)(a) Basis of Presentation, page F-54

7.	Please confirm that BGC Partners’ historical accounting treatment for the Nasdaq Earn-out associated with the eSpeed sale is the same as that of Newmark Knight Frank, whereby no gain associated with the earn-out was recorded on the divestiture and is recognized in income when it is realized and earned, consistent with the accounting for gain contingencies. If not, please explain how and why they differ.

Response: The Company confirms that its accounting treatment for the receipt of the Nasdaq shares is the same as BGC Partners’ historical accounting treatment. The Company further confirms that no gain associated with the receipt of the Nasdaq shares was recorded on the divestiture of eSpeed to Nasdaq and that such gain is recognized in “Other income (losses), net” when it is realized and earned, consistent with the accounting for gain contingencies.

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U.S. Securities and Exchange Commission

December 1, 2017

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer
Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)
Stephen M. Merkel, Executive Vice President, General Counsel and Secretary
BGC Partners, Inc.